Mail Stop 6010


      	October 26, 2005


Corey G. Prestidge, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue
Suite 3200
Dallas, Texas  75202


Re:	Refocus Group, Inc.
      Schedule 14A/A
      Filed October 19, 2005
      File No. 333-55042

Dear Mr. Prestidge:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise the documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14A

Fairness of the Transaction, page 14
1. We note the revised disclosure you have provided in response to comment 2 in our letter dated September 20, 2005. We also note that of the outstanding shares held by non-affiliates, 98% of such shares
are held by stockholders who will not be cashed out in the reverse/forward stock split, that after the going-private transactions such stockholders will face decreased liquidity and receive less, if any, information regarding the company and its operating results, that an insufficient level of trading volume in the common stock may prevent such stockholders from selling their shares so as to reduce their ownership to a level where they would be entitled to a cash payment for their shares, and that the fairness opinion only addressed the fairness of the consideration to be paid to the stockholders to be cashed out in the going private transaction. Please continue to revise the disclosure throughout this section to explain why each filing person believed the transaction to be fair to unaffiliated holders who are not being cashed out in light of these factors.
*       *       *       *
      As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635, or Michael Pressman, Office of Mergers and Acquisitions, at
(202) 551-3345 if you have any questions regarding our comments.

Sincerely,



Michael Pressman
Attorney-Advisor
Office of Mergers & Acquisitions
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Corey G. Prestidge, Esq.
Jenkens & Gilchrist
October 26, 2005
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